Exhibit 99.2

Hi everyone,

My name is Alyssa, and I work as a specialist on the Masterworks art acquisitions team.

Our latest offering is a dynamic, large-scale example of Albert Oehlen’s “Computer Paintings,” which were created between 1992 and 2008 and combine rudimentary computer imagery with inkjet printing and traditional media, such as oil, acrylic, spraypaint and screenprint.

Albert Oehlen is recognized as a pioneer of contemporary abstraction and has been a leading German artist since the 1980s. The artist is represented by Gagosian Gallery and Galerie Max Hetzler, and his work is included in the collections of the Museum of Modern Art in New York, the Museum of Contemporary Art and The Broad in Los Angeles, as well as many others. In 2021, Oehlen ranked in the top 200 artists, with a total auction turnover of almost $13 million.

Our acquisitions team is actively sourcing works by Albert Oehlen and has been offered over 100 examples from around the world. Of these works, we have carefully curated only five to be offered on the Masterworks platform.

The “Computer Paintings” are one of Oehlen’s most celebrated series and were prominently featured in the artist’s 2015 solo exhibition at the New Museum. Top records of the series have achieved prices in excess of $2.5 million at auction, led by “Mission Rohrfrei (Down Periscope)” from 1996, which sold for the equivalent of $4.1 million in February of 2020 at Christie’s London and remains the fourth top auction record for the artist. Another record of the series, “Abyss” from 1997, sold for the equivalent of $2.8 million in June of 2017 at Phillips London. The artist’s top record at auction was set in June of 2017, when a self-portrait from 1998 sold for the equivalent of just over $7.5 million at Sotheby’s in London. All prices are inclusive of buyer’s premium.

These multicolor abstract works executed between 1992 and 2008, which incorporate computer generated imagery applied through either inkjet printing or silkscreen, and measure between 47 by 47 inches and 120 by 120 inches, have increased at an estimated annualized price appreciation of 22.7% from 2006 to 2020.

Overall, Masterworks’ “track record” across all of our investment vehicles is 14.3%, net of fees, on an annualized basis through March 31st, 2022.

Investing involves risk and past price performance is not indicative of future results. Before investing in our offering, please be sure to carefully review the Offering Circular and see important Regulation A disclosures at masterworks dot io slash cd.